MORGAN STANLEY U.S. GOVERNMENT SECURITIES TRUST

SPECIAL MEETING OF SHAREHOLDERS
April 22, 2003



Item 77.C.     Matters Submitted to a Vote of Security Holders

On April 22, 2003, a Special Meeting of the Shareholders of Morgan Stanley U.S. Government Securities Trust was held to consider and vote upon amendments to the Fund's Investment Restrictions to enable the fund to invest in financial futures contracts and related options thereon.


The vote on the amendments to the Fund's Investment Restrictions proposal was as follows:



For: 231,094,786   Against: 21,157,759  Abstain:23,707,283